

December 1, 2022

Joseph Chen
Chairman of the Board of Directors and Chief Executive Officer
Renren Inc.
2828 N. Central Avenue, Fl 7
Phoenix, AZ 85004

> **Re: Renren Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 2, 2022**
> **File No. 001-35147**

Dear Joseph Chen:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Year Ended December 31, 2021 Compared with Year Ended December 31 2020, page 54

1.　Please revise to separately quantify each material factor that contributed to the fluctuations in your results of operations including revenues, sales and marketing, and research and development. Refer to Item 5 of Form 20-F.

Joseph Chen
Renren Inc.
December 1, 2022
Page 2

E. Critical Accounting Policies and Estimates
Valuation and Recognition of Share-Based Compensation Arrangements, page 63

2.   Please tell us and revise to disclose how you estimate the fair value of the ordinary shares of Chime Technologies, Inc. and Trucker Path, Inc. underlying their respective stock incentive plans.

Consolidated Statements of Operations, page F-6

3.   Please tell us how you considered your potentially dilutive securities in your calculation of diluted net income per share for the various periods presented. To the extent you determined that certain securities were antidilutive, confirm that you will disclose the number of securities that were not included in the computation of diluted EPS for each period presented. Refer to ASC 260-10-50-1(c).

Notes to the Consolidated Financial Statements
15. Segment Information and Geographic Information, page F-51

4.   Please clarify for us whether you consider Chime and Trucker Path to be two separate operating segments that you aggregate for reporting purposes. Provide an analysis to support your response, if you do not consider these businesses to be separate operating segments. Refer to ASC 280-10-50-1 through 50-9. If you aggregate two separate operating segments for reporting purposes, tell us how they meet the aggregation criteria, especially in light of the different industry markets they serve. Refer to ASC 280-10-50-11(c).

5.   Please tell us why you do not report the revenues from external customers for each product and service or each group of similar products and services. In this regard, you appear to offer real estate SaaS subscriptions, trucking SaaS subscriptions, advertising agency services, advertising services, and other services. Refer to ASC 280-10-50-40.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Trade & Services